Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: Mid-America Bancshares, Inc.
Commission File No. 000-52212

August 16, 2007 Rapid Expansion for Tennessee's Premier Financial Services Franchise Pinnacle Financial Partners, Inc. announces the in-market acquisition of Mid-America Bancshares, Inc.

Forward-Looking Statements All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Mid-America, Pinnacle's and Mid-America's future financial and operating results and Pinnacle's and Mid-America's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle or Mid- America to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies' businesses, (5) the failure of Mid-America's or Pinnacle's shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K of both Pinnacle and Mid-America filed with or furnished to the Securities and Exchange Commission and available on the Commission's website at http://www.sec.gov. Pinnacle and Mid-America disclaim any obligation to update or revise any forward-looking statements contained in this presentation which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Safe Harbor Statements

Additional Information and Where to Find It In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSEDTRANSACTION. Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221 Attention: Investor Relations (615) 646-4556. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Mid-America's directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America's website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. These documents will be available to investors free of charge on the Securities and Exchange Commission's website at the above address. Safe Harbor Statements

Introduction Terry Turner President & Chief Executive Officer Gary Scott Chairman & Chief Executive Officer Harold Carpenter Chief Financial Officer

Organic Growth in Nashville De Novo Market Extensions in Tennessee Future Acquisitions in the Nashville MSA Frequently Articulated Expansion Plans Pinnacle Financial Partners, Inc.

From Pinnacle's 2006 Annual Report :

Mid-America significantly enhances Pinnacle's existing franchise Scarcity value in a coveted market Strong strategic fit - broader Nashville distribution Growth potential Low execution risk combined with unique operating efficiencies The acquisition is a financially compelling transaction Accretive in the first 12 months to GAAP EPS Conservative cost saving assumptions Revenue synergies exist, but are not required Mid-America Bancshares, Inc. Combination Highlights

Transaction Summary

Approximately 90% stock / 10% cash Fixed number of shares - approx. 6.6 million Fixed cash amount - approx. $21.3 million $1.50 cash plus 0.4655 shares of PNFP common stock $13.37 per share (1) $196.2 million in the aggregate (1)(2) 70% Pinnacle / 30% Mid-America (1) Based on PNFP's closing stock price of $25.49 as of August 14, 2007. (2) Based on 13,934,156 common shares outstanding, 260,000 restricted stock awards which vest upon a change-of-control transaction and 1,205,829 options and stock appreciation rights outstanding with a weighted-average exercise price of $7.98. (3) Based on pro forma common shares outstanding; excludes stock options. Consideration Mix: Per Share Consideration Implied Transaction Price: Implied Transaction Value: Pro Forma Ownership: (3) Transaction Summary

s Transaction Multiples Transaction Summary

Strategic Rationale

Strategic Rationale Mid-America Bancshares has emerged as a "top of class" Nashville-based community banking franchise $1 billion asset bank holding company created by MOE in September 2006 between PrimeTrust Bank and Bank of the South 14 branches operating exclusively in the Nashville MSA Seasoned management teams with long-standing in-market customer relationships Impressive balance sheet and earnings growth Scarcity Value in a Coveted Market

Strategic Rationale Scarcity Value in a Coveted Market 2001 2002 2003 2004 2005 2006 YTD 07 PrimeTrust 2.521 76.023 154.102 226.486 301.878 Bank of the South 55.587 104.576 151.723 193.595 262.981 Mid-America 686.69 764.69 CAGR = 63.4% Mid-America's Net Loan Growth $ Millions Note: 5-year CAGR: 2001 - 2006. Source: SNL Financial, Mid-America Bancshares, Inc. SEC filings.

Note: 5-year CAGR: 2001 - 2006. Source: SNL Financial, Mid-America Bancshares, Inc. SEC filings. Strategic Rationale 2001 2002 2003 2004 2005 2006 YTD 07 PrimeTrust 17.33 97.378 178.921 262.567 359.037 Bank of the South 92.146 138.125 182.109 228.59 326.633 Mid-America 823.755 904.665 CAGR = 49.7% Mid-America's Deposit Growth $ Millions Scarcity Value in a Coveted Market

Pinnacle's expanded franchise is the most attractive bank franchise in one of the most coveted markets in the US Second largest bank headquartered in Tennessee Largest bank headquartered in Nashville Initial entrance into targeted Nashville MSA counties Cheatham Dickson Wilson Scarcity value . . . no remaining Nashville banks share the Pinnacle operating model Strategic Rationale Scarcity Value in a Coveted Market

Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2006. Strategic Rationale Scarcity Value in a Coveted Market Tennessee Deposit Market Share

Strategic Rationale Note: Dollar values in millions. Source: SNL Financial; FDIC deposit data as of June 30, 2006. Scarcity Value in a Coveted Market Nashville MSA Deposit Market Share

Pinnacle Offices PrimeTrust Offices Bank of the South Offices Planned closure Broader Nashville Distribution Strategic Rationale

Strategic Rationale The Nashville MSA provides attractive long-term growth opportunities $28.5 billion deposit market; population of 1.5 million #1 Southeastern MSA: '00 - '06 Median household income growth of 26% Recognized by Expansion Management magazine as the #1 US city for business expansion and relocation in 2005 and 2006 Growth Potential

(1) For the period 2006-2011. (2) Demographic statistics calculated using the weighted average of deposits by county for all counties where PNFP and Mid-America have a presence. (3) Peer group average. The demographic statistics for each company in the peer group are calculated using the weighted average of deposits by county. Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, WCBO. Source: SNL Financial. Strategic Rationale Growth Potential Pinnacle's Franchise - Projected Population Growth (1) Pinnacle's Franchise - Projected Median HHI Growth (1)

Strategic Rationale Low Execution Risk Unrealized cost saves from MOE that formed Mid-America Due diligence completed with specific saves identified Common systems provider for all 3 banks Strong cultural fit Three Mid-America directors will join the Pinnacle board Mid-America management bound by multi-year non-competes Retention bonus pool for 100% of Mid-America associates Mid-America possesses unique financial attributes and low execution risk

Strategic Rationale Significant experience with Cavalry Bancorp, Inc. Achieved all major integration milestones on time Achieved 100% of targeted expense savings No degradation in client satisfaction scores Accelerated organic loan and deposit growth Pinnacle has an experienced merger integration team led by Hugh Queener - Chief Administrative Officer Low Execution Risk

Strategic Rationale Low Execution Risk Combined with Unique Operating Efficiencies (1) Represents first full quarter of combined operations for Mid-America Bancshares, Inc. Source: SNL Financial, Mid-America Bancshares, Inc. internal documents. Efficiency Ratio

Mid-America Overview

September 1, 2006 merger of equals PrimeTrust Bank, formed December 2001 Bank of the South, formed April 2001 Experienced management team Gary Scott (61) - Chairman and CEO David Major (58) - Director, President Sam Short (56) - Director, Chief Risk Officer Jason West (40) - Director, Chief Financial Officer Financial results - June 30, 2007 Total Assets - $1.1 billion Total Deposits - $904.7 million Shareholders' Equity - $104.7 million YTD ROAA - 0.60% YTD ROAE - 5.82% YTD Efficiency Ratio - 73.73% Mid-America Bancshares, Inc.

Note: Dollar values in millions. Source: Mid-America Bancshares, Inc.'s FR Y-9C dated June 30, 2007. Mid-America Bancshares, Inc. Loan Mix Deposit Mix

Mid-America Bancshares, Inc. Strategic considerations Fulfills strategic goal of surrounding Nashville Facilitates continued long-term growth Success of CAVB integration Prior experience with PNFP management Combining with Pinnacle is the lowest risk way for Mid-America to increase its scale and take advantage of the growth dynamics and competitive landscape in Nashville Why Pinnacle? Why Now?

Mid-America Bancshares, Inc. Value for Mid-America shareholders Increased liquidity PNFP is one of the highest performing bank stocks in the US over the last 5 years Consistency for clients Similar commitment to service Expanded lending capabilities with Nashville-based decisions "Nashville's Best Place to Work" for Mid-America's associates Pinnacle is simply the best strategic alternative for Mid-America's shareholders, clients and associates Why Pinnacle? Why Now?

Pro Forma Impact - Financially Compelling Transaction

Approximately 90% stock / 10% cash Fixed number of shares - approx. 6.6 million Fixed cash amount - approx. $21.3 million $1.50 cash plus 0.4655 shares of PNFP common stock $13.37 per share (1) $196.2 million in the aggregate (1) Converted into PNFP options 70% Pinnacle / 30% Mid-America Consideration Mix: Per Share Consideration Implied Transaction Price: Implied Transaction Value: Option Treatment Pro Forma Ownership: (2) Transaction Summary Financially Compelling Transaction (1) Based on PNFP's closing stock price of $25.49 as of August 14, 2007. (2) Based on pro forma common shares outstanding; excludes stock options.

Board Representation: Tax Structure: Approvals: Due Diligence: Termination Fee: Walk away provision: Expected Closing: 3 Mid-America directors added to PNFP's board Tax-free reorganization (cash taxed as capital gains) Regulatory; PNFP and Mid-America shareholders Completed $8.0 million Double trigger Q4'07 / Q1'08 Transaction Summary Financially Compelling Transaction

Pro Forma Impact Merger and system conversion Q1'08 Anticipated branch realignment Q2'08 Goodwill $115 - $120 million Core deposit intangible $15.0 million (1) Expense synergies - 2008 $7.0 million (pre-tax) Expense synergies - 2009 $8.4 million (pre-tax) Revenue synergies None Merger costs $19.1 million Key Transaction Assumptions Financially Compelling Transaction (1) Approximately 2.6% of Mid-America's core deposits. Amortization is estimated to be 10 years / SYD.

Estimated Merger Costs Pro Forma Impact Financially Compelling Transaction (1) Based on current estimates, approximately $12.6 mm of the merger costs will be capitalized and $6.5 mm will be expensed after the closing of the transaction through the integration period.

Estimated Expense Synergies Pro Forma Impact Synergy case considers cost savings from both MBI and PNFP. With the MBI acquisition, PNFP has the opportunity to leverage MBI's experienced staff to support both PNFP and MBI's growth plans. Financially Compelling Transaction (1) 2009 amounts increase due to partial year cost savings in 2008 for several items. (2) Operations includes technology, equipment and space savings.

Summary EPS Accretion Pro Forma Impact Financially Compelling Transaction (1) Based on consensus analyst estimates for FY 2008; per SNL Financial. (2) Based on results of PNFP's internal merger analysis.

Potential Other Synergies (not included in financial modeling) Provide Treasury Management services to Mid-America customers Provide Merchant Services to Mid-America customers Various retail pricing initiatives Space / lease utilization Pro Forma Impact Financially Compelling Transaction

Regulatory filings: Shareholder meetings: Merger close: Systems conversion: Branch realignment: Before September 30, 2007 Q4'07 Q4'07 / Q1'08 Q1'08 Q2'08 Pro Forma Impact Financially Compelling Transaction Anticipated Timetable

Conclusion

Pinnacle's acquisition of Mid- America: Creates scarcity value in a coveted market Strategically accelerates Pinnacle's Nashville distribution Enhances Pinnacle's rapid growth potential Has relatively low execution risk Is accretive to GAAP EPS in the first 12 months Offers additional revenue synergies that are not required Conclusion

Questions & Answers

Appendix: Financial Results

Financial Results Summary Balance Sheet - As of June 30, 2007 Note: Dollar values in millions. (1) Excludes purchase accounting adjustments. (2) Includes loans held for sale. Source: SNL Financial, SEC Filings.

Summary Income Statement - YTD June 30, 2007 Financial Results Note: Dollar values in millions. Source: SNL Financial, SEC Filings.

Financial Results Credit Quality - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, and WCBO. Source: SNL Financial.

Financial Results Capital Adequacy - As of June 30, 2007 (1) Based on the standalone balance sheets of Pinnacle and Mid-America as of June 30, 2007. Assumes PNFP issues $50.0 million in Trust Preferred Securities in connection with this transaction. Includes purchase accounting adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, and WCBO. Source: SNL Financial.

Financial Results Loan Composition - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, & WCBO. Based on most-recently publicly available FRY-9C. Source: PNFP's and Mid America Bancshares' FR Y-9Cs dated June 30, 2007, SNL Financial.

Financial Results Deposit Mix - As of June 30, 2007 (1) Calculated as the simple addition of Pinnacle and Mid-America. Excludes any potential transaction-related adjustments. (2) Peer group includes: CACB, CFNL, CTBK, EFSC, FTBK, ITYC, LION, PFBC, PVTB, RNST, SBCF, SBIB, TBBK, TCBI, VCBI, VNBC, WAL, & WCBO. Based on most-recently publicly available FRY-9C. Source: PNFP's and Mid America Bancshares' FR Y-9Cs dated June 30, 2007, SNL Financial.

Note: Dollar values in thousands. Source: Mid-America Bancshares, Inc. SEC filings (2001 - 2005), SNL Financial (2006). PrimeTrust Bank

Bank of the South Note: Dollar values in thousands. Source: Mid-America Bancshares, Inc. SEC filings (2001 - 2005), SNL Financial (2006).

Positioned for Growth Cheatham PNFP Branches: 1 PNFP Market Share: 2nd County Deposits: $336 million Projected population growth: 9.48% Projected household income growth: 15.79% Dickson PNFP Branches: 1 PNFP Market Share: 5th County Deposits: $601 million Projected population growth: 7.67% Projected household income growth: 15.79% Williamson PNFP Branches: 5 PNFP Market Share: 7th County Deposits: $4.3 billion Projected population growth: 20.86% Projected household income growth: 21.25% Sumner PNFP Branches: 1 PNFP Market Share: 19th County Deposits: $1.8 billion Projected population growth: 11.98% Projected household income growth: 16.75% Wilson PNFP Branches: 5 PNFP Market Share: 2nd County Deposits: $1.4 billion Projected population growth: 13.4% Projected household income growth: 17.05% Rutherford PNFP Branches: 8 PNFP Market Share: 1st County Deposits: $2.5 billion Projected population growth: 24.14% Projected household income growth: 18.72% Davidson PNFP Branches: 8 PNFP Market Share: 4th County Deposits: $15.8 billion Projected population growth: 3.06% Projected household income growth: 20.24% Bedford PNFP Branches: 1 PNFP Market Share: 5th County Deposits: $494 million Projected population growth: 13.84% Projected household income growth: 16.76%